

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 20, 2007

By Facsimile and U.S. Mail

Mark Basile
Chief Executive Officer
bioMETRX, Inc.
500 North Broadway, Suite 204
Jericho, NY 11753

   Re: **bioMETRX, Inc**
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed April 19, 2006
      Amendment No. 3 to Form 10-KSB for Fiscal Year Ended December
      31, 2005
      Filed March 13, 2007
      Amendment No. 2 to Form 10-QSB for Fiscal Quarter Ended
      September 30, 2006
      Filed March 13, 2007
      Form 8-K/A Dated May 27, 2005
      Filed September 1, 2005
      File No.'s 000-15807

Dear Mr. Basile:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          Michael Moran
          Accounting Branch Chief